UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.

GERDAU AMERISTEEL CORPORATION

GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by

American Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attn: Santiago Gil

4221 W Boy Scout Blvd. Suite 600

Tampa, Florida 33607

Telephone +1-813-217-4536

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

101 E. Kennedy Blvd., Suite 3700

Tampa, FL 33602

Attention: David S. Felman

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
NA	NA

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

Attached is the form of an e-mail communication sent by Gerdau S.A. (the “Company”) and its subsidiaries Gerdau Ameristeel Corporation (“Ameristeel”) and Gerdau Macsteel, Inc. (“Macsteel”) to the employees of Ameristeel and Macsteel on October 8, 2013 regarding the anticipated commencement of a one-time voluntary stock option and stock appreciation right (“SAR”) exchange program for eligible employees (the “Exchange Program”).  The communication attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s or its subsidiaries’ outstanding stock options and SARs to exchange those options and SARs. Even though the requisite stockholder approval has been obtained, the Company has the discretion to determine if and when to implement the Exchange Program.

The Exchange Program has not yet commenced.  Gerdau will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) in connection with the Exchange Program.  Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Program.  Eligible persons may access these materials, once available, free of charge on the SEC’s website at www.sec.gov or by contacting Aneta Booth at aneta.booth@gerdau.com.

Item 12.                            Exhibits.

Exhibit Number	Description
99.1	Form of e-mail communication to employees, dated October 8, 2013.

2